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Brazil: Declaration of Commercial Discovery for Xerelete
(Formerly Curió)
Paris – September 11, 2007 — Total confirms that it has filed a declaration of commercial discovery with the Brazilian authorities for the ultra-deep offshore Xerelete (formerly Curió) discovery.
Discovered in 2001 by Total, then operator, the field extends over two blocks, Block BC-2, in which Total has a 41.2% interest alongside Petrobras (operator) and Devon, and Block BMC-14, in which the Group has a 50% interest alongside Petrobras (operator).
Located in the prolific Campos Basin, 250 kilometres offshore Rio de Janeiro, Xerelete contains relatively heavy oil (17° to 20° API). The field is Brazil’s deepest discovery to date, lying in 2,400 metres of water.
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